03014683

VF 3-20-03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AH 3/19/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-47962

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:

Knight Financial Products LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

130 Cheshire Lane
Suite 102

Minnetonka (City) Minnesota (State) 55305 (Zip Code)

RECD S.E.C.
FEB 28 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mogilevsky (Area Code -- Telephone No.) 952-249-5500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive Chicago IL 60606
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 20 2003
THOMSON FINANCIAL

AH 3/19/2003

OATH OR AFFIRMATION

I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Financial Products LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles Mogilevsky
Chief Financial Officer

Notary Public

DIANE M HESSLUND
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
Knight Financial Products LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Knight Financial Products LLC (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Knight Financial Products LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 50,595,006
Securities owned, held at clearing broker, at market value	1,840,202,161
Receivable from clearing brokers	414,993,322
Intangible assets, net of accumulated amortization of $5,388,342	34,852,535
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $18,613,298	9,647,376
Exchange memberships, at cost (market value of $11,516,942)	11,007,301
Investments	4,272,500
Accounts receivable and other assets	1,014,115
Total assets	$ 2,366,584,316
LIABILITIES AND MEMBER'S EQUITY	
Securities sold, not yet purchased, at market value	$ 2,170,096,862
Due to affiliates	78,445,736
Accrued compensation expense	11,206,234
Accrued payments for order flow	1,701,694
Accounts payable, accrued expenses and other liabilities	7,898,496
Total liabilities	2,269,349,022
Member's equity	97,235,294
Total liabilities and member's equity	$ 2,366,584,316

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Knight Financial Products LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member firm of the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and International Securities Exchange where the Company functions as a specialist and market maker.

The Company's sole member is KFP Holdings I LLC (the "Parent") whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent money market bank accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Trading Activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed options contracts, equities and futures are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, execution and clearance fees and payments for order flow are also recorded on a trade date basis. Payments for order flow represent payments to broker-dealers and institutions for directing their order executions to the Company. The Company records interest income net of transactions-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions.

Estimated Fair Value of Financial Instruments

Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations available from major securities exchanges and dealers. Management estimates that the aggregate net fair value of other financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation, Amortization and Occupancy

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company records rent expense on a straight-line basis over the life of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Intangible Assets

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with an indefinite useful life are no longer being amortized. The Company has no goodwill or indefinite-lived intangible assets. Other intangible assets continue to be amortized over their useful lives. Intangible assets are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Investments

Investments include equity ownership interests of less than 20% of financial services-related companies that are accounted for under the cost method of accounting. Investments are reviewed on an ongoing basis to ensure that the valuations have not been impaired.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. During the year, the Company determined that an other than temporary impairment existed with respect to certain of its exchange memberships and, accordingly, recorded an impairment charge of $806,500.

The Company has agreements with the International Securities Exchange, L.L.C. (the "ISE") to purchase membership interests of ISE with a total purchase price of approximately $28.5 million. In accordance with the purchase agreement, an initial payment was made at the time of the closing with further periodic payments to be made in the future based on a fixed dollar amount per contract traded. As the ISE has a call option on the memberships, the Company capitalizes the exchange memberships at a fixed dollar amount per contract traded. The ISE demutualized on May 31, 2002. As a result of the demutualization, the Company received 257,070 Class A shares with a par value of $0.01 per share and an estimated fair value of $35.71 per share. The Class A shares amounting to $4,272,500, represent equity interest in the ISE and are shown as investments on the statement of financial condition. The Company also received one series B-1 share and nine series B-2 shares. These Class B shares amounting to $8,991,842, represent trading rights on the ISE and are included in exchange memberships on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2002:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 946,933,768	$ 1,174,484,615
Equities	893,268,393	995,612,247
	$ 1,840,202,161	$ 2,170,096,862

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are composed of the following:

Computer hardware and software	$ 25,050,162
Leasehold improvements	2,415,309
Furniture and fixtures	795,203
Less: accumulated depreciation and amortization	(18,613,298)
	$ 9,647,376

5. Related Party Transactions

Certain operating expenses, including rent and utilities, telephone and office supplies are paid by an affiliate and charged to the Company.

In the ordinary course of business, an affiliate directs order executions ("order flow") to the Company's specialist posts on various options exchanges. During the year ended December 31, 2002, the Company incurred $5.2 million of order flow expense for orders directed by this affiliate.

The Company pays certain office expenses on behalf of an affiliate and is reimbursed for such payments. Management fees are charged to the Company by KTG based on direct usage,

headcount or percentage of net capital, depending on the source of the expense. Management fees charged to the Company for the year ended December 31, 2002, amounted to $6,097,408.

Additionally, in the normal course of business, the Company borrows funds on a short-term basis from an affiliate. Such borrowings bear interest at market rates. $73.7 million was outstanding at December 31, 2002 under these borrowings and is included in due to affiliates on the statement of financial condition. Interest expense on these borrowings, for the year ended December 31, 2002, amounted to $953,000.

6. Intangible Assets

At December 31, 2002, the Company has intangible assets, which resulted from the purchase of various options related businesses and represent the excess of the purchase price over tangible net assets. These intangible assets have definite lives and are being amortized over their useful lives, which have been determined to be 15 years. In June 2002, testing for the impairment of these intangible assets was performed and the Company concluded that there was no impairment of these intangible assets.

7. Employee Benefit Plans

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations. For the Plan year ended December 31, 2002, the Company contributed $1,038,619 to the Plan.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

KTG applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for KTG's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure* and allocated to the Company, the Company's net loss for 2002 would have been as follows:

Net loss, as reported	$	(538,020)
Pro forma compensation expense determined under fair value based method, net of tax		(1,062,757)
Pro forma net loss	$	(1,600,777)

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	0.0%
Expected volatility	65%
Risk-free interest rate	3.0%
Expected life (in years)	4

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company conducts business with two clearing brokers for its trading activities. These brokers perform the clearing and depository operations of the Company's trading activities pursuant to clearing agreements. At December 31, 2002, all of the Company's securities owned, securities sold, not yet purchased and amounts receivable from clearing brokers, are amounts held by or due from its clearing brokers. At December 31, 2002, a credit concentration with the clearing brokers consisted of approximately $85 million. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

In December 2002, KTG entered into an agreement with one of the Company's clearing brokers, obligating the Company to generate and pay clearing fees totaling a minimum of $12.0 million during an eighteen-month period from the commencement of clearing services, which are expected to commence within the next six months. The Company's obligations under this agreement are guaranteed by KTG. The Company believes that it will surpass the $12.0 million minimum requirement in the ordinary course of its business.

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include options and exchange traded financial futures contracts. The trading of these financial instruments is conducted with other registered broker-dealers located in the United States of America. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized on the statement of financial condition. Market risk is the potential change in value of the financial instrument caused by the unfavorable changes in interest rates or the market values of the securities underlying the instruments.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized on the statement of financial condition.

Derivatives are financial instruments, which include options, futures and options on futures contracts, whose value is based upon an underlying asset, index or reference rate. The Company

uses derivative financial instruments as part of its proprietary trading strategies and manages the market and credit risk as part of its overall risk management process. The Company's derivative contracts are exchange-traded and are of standardized contract values. The Company records its derivative activities at market value, and unrealized gains and losses are recognized, on a net basis, in trading revenue.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statement Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34)*, ("FIN 45") which requires the Company to disclose information about obligations under certain guarantee agreements. FIN 45 defines a guarantee as a contract that contingently requires the Company to pay a guaranteed party based on: (a) changes in an underlying asset, liability or equity security of the guaranteed party or (b) a third party's failure to perform under a specified agreement.

The Company considers written put option contracts to be guarantees under FIN 45. These contracts are recorded on the statement of financial condition at fair value and may require the Company to purchase assets from the option holder at a specified price by a specified date in the future. The Company reduces its exposures to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk related to these contracts.

The Company monitors its exposure to market risks through a variety of control procedures, including daily review of trading positions.

9. Net Capital Requirement

As a broker-dealer registered with the Securities and Exchange Commission (the "Commission"), the Company is subject to the Commission's net capital rule Rule 15c3-1. The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $250,000 or two percent of aggregate debit items. At December 31, 2002, the Company had net capital of $34,299,481, which was $34,049,481 in excess of its required net capital. Pursuant to the Company's registration as a securities dealer, its clearing broker assumes certain of its net capital requirements.

10. Income Taxes

The Company is treated as a disregarded entity for tax purposes. In accordance with KTG's tax sharing agreement with the Company, KTG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KTG's consolidated net income or loss. The allocation of KTG's income tax benefit for the year ended December 31, 2002 is included in the statement of operations.

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Knight Financial Products LLC

Notes to Financial Statements, Continued

The income tax benefit for the year ended December 31, 2002 consists of:

Current:	
U.S. Federal	$ (306,251)
State	(86,534)
	(392,785)
Deferred:	
U.S. Federal	(1,138,644)
State	(135,553)
	(1,274,197)
	$ (1,666,982)

The difference between the Company's effective tax rate of 75.6% and the US federal statutory tax rate of 35% is due to state income taxes, the adjustment of deferred taxes related to fixed assets and nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2002 of $592,449, which is included in accounts receivable and other assets on the Company's statement of financial condition, is attributable to differences in the book and tax bases of the Company's furniture, equipment and leasehold improvements, intangible assets and exchange memberships.